November 12, 2024

Mark B. Johnson
Senior Vice President and Chief Financial Officer
DNOW Inc.
7402 North Eldridge Parkway
Houston, Texas 77041

       Re: DNOW Inc.
           Form 10-K for the Year Ended December 31, 2023
           Form 8-K Filed November 7, 2024
           File No. 001-36325
Dear Mark B. Johnson:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Signatures, page 44

1. Please revise the signature page to include the signature of your controller or principal accounting officer. If the same individual serves in more than one capacity, ensure you indicate as such in future filings. Refer to General Instruction D(2)(a) to Form 10-
       K.
Form 8-K Filed November 7, 2024
Exhibit 99.1

2. We note your discussion and presentation of the non-GAAP financial measure of
       EBITDA % excluding other costs. Please revise future filings, including your periodic reports, to also present the percentage calculated using the most directly comparable
       GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of
       Regulation S-K.
 November 12, 2024
Page 2

3.     We note the President and CEO   s discussion of free cash flow. Please
ensure that
       future presentations of this non-GAAP measure are accompanied by the disclosures required by Item 10(e)(1)(i) of Regulation S-K.
4. Please ensure that you provide an explanation of the other adjustments to non-GAAP financial measures for each of the prior periods presented.
5. To the extent material, please revise future presentations of non-GAAP measures to include income tax adjustments as a separate line item in your non-GAAP reconciliations and explain how the tax impact is calculated. Refer to
Question 102.11
       of the Non-GAAP Compliance and Disclosure Interpretations.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology